SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 January 2009

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 12 January 2009 re: Court sanction of pref share scheme of arrangement

08/09	12 January 2009

Court sanction of Preference Share Scheme of Arrangement

Unless otherwise defined in this announcement, capitalised terms shall have the same meaning as in the prospectus published by Lloyds TSB Group plc ("Lloyds TSB") on 20 November 2008, as supplemented (together, the Prospectus").

Lloyds TSB is pleased to announce that the Court of Session in Edinburgh, Scotland has today made an order sanctioning the preference share scheme of arrangement of HBOS dated 14 November 2008 in respect of all classes of HBOS Preference Shares.

In order for the Preference Scheme to become effective in accordance with its terms, the Court will now need to confirm the associated reductions of capital at the Preference Reduction Court Hearing which is scheduled to take place on 16 January 2009, and the Preference Reduction Court Order will need to be registered with the Registrar of Companies in Scotland. The anticipated Effective Date of the Preference Scheme is 16 January 2009.

It is expected that the last day of dealings in HBOS Preference Shares and ADRs evidencing HBOS Preference ADSs will be 14 January 2009 and the listing of HBOS Preference Shares and ADRs evidencing HBOS Preference ADSs will be cancelled at 8.00 a.m. on 19 January 2009. An expected timetable of principal events is set out in the Appendix to this announcement.

For further information:-

Investor Relations
Michael Oliver
    +44 (0) 20 7356 2167
Director of Investor Relations
E-mail:
michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe
    +44 (0) 20 7356 1571
Senior Manager, Investor Relations
E-mail:
douglas.radcliffe@ltsb-finance.co.uk

Media
 Relations
Leigh Calder
    +44 (0) 20 7356
1347
Senior Manager, Media Relations
E-mail:
leigh.calder@lloydstsb.co.uk

Appendix
 I -
Expected Timetable of Principal Events
Suspension of listing and dealings in HBOS Preference Shares and ADRs evidencing HBOS Preference ADSs	14 January 2009

Preference Reduction Court Hearing to confirm the reductions of capital	16 January 2009

Effective Date of the Preference Scheme	16 January 2009

Cancellation of listing of HBOS Preference Shares and ADRs evidencing HBOS Preference ADSs	8.00 a.m. on 19 January 2009

Preference Shares in uncertificated form expected to be credited to accounts in CREST, Euroclear and Clearstream, Luxembourg	8.00 a.m. on 19 January 2009

Expected time and date of admission and commencement of dealings in New Lloyds TSB Preference Shares and ADRs evidencing New Lloyds TSB Preference ADSs on the London Stock Exchange	8.00 a.m. on 19 January 2009

Despatch of share certificates in respect of Preference Shares to certificated holders	By 30 January 2009

The Prospectus and the supplementary prospectus published by Lloyds TSB on 17 December 2008 (the "Supplementary Prospectus"), which contain prescribed information relating to, amongst other things, Lloyds TSB, are available on request up until Admission of the New Lloyds TSB Preference Shares and ADRs representing New Lloyds TSB Preference ADSs free of charge by writing to the head office of Lloyds TSB (25 Gresham Street, London EC2V 7HN (Attention: Investor Relations)) or by calling Equiniti Limited (0845 600 3579). A copy of the Prospectus and the Supplementary Prospectus are also available via Lloyds TSB's website (www.investorrelations.lloydstsb.com).

Copies of the Prospectus and the Supplementary Prospectus are also available for viewing at the Document Viewing Facility of the FSA (25 North Colonnade, London E14 5HS) and is available for inspection at Lloyds TSB's registered office (Henry Duncan House, 120 George Street, Edinburgh EH2 4LH) as well as at the offices of Linklaters LLP (One Silk Street, London EC2Y 8HQ) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until Admission of the New Lloyds TSB Preference Shares and ADRs representing New Lloyds TSB Preference ADSs.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

It is expected that the New Lloyds TSB Preference Shares and ADRs representing New Lloyds TSB Preference ADSs will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof.

Neither the content of Lloyds TSB's website (or any other website) nor the content of any website accessible from hyperlinks on Lloyds TSB's website (or any other website) is incorporated in, or forms part of, this announcement.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom
.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  12 January 2009